Paul D. Fellegy

Mr. Fellegy has over 25 years of experience in the financial field working with national financial groups in a variety of roles.  Mr. Fellegy's educational experience includes:

Drew University, BA, 1976, Madison, NJ

Jagiellonian University, Science fellowship; 1976-1977, Krakow, Poland

Boston University, Computer science; 1981-1983, Boston, MA

He has been serving as CFO for BioClonetics since 2009.

He has served as a consultant in the financial area with the following organizations over the last ten years:

- Investors Bank & Trust Company Boston, Ma;
- Viveca Technologies, Inc., Wilmington, Deleware
- American Financial Systems, Inc., Waltham, MA
- Winwin.com, Boston, MA
- Availant, Cambridge, MA
- Fidelity Investments Systems Company, Boston, MA
- Miller Shandwick Technologies, Inc., Boston, MA